

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

May 3, 2007

Paul Bragg, Chief Executive Officer
Vantage Energy Services, Inc.
6435 Vanderbilt Street
Houston, TX 77005

> **Re: Vantage Energy Services, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **File No. 333-138565**
> **Filed April 20, 2007**

Dear Mr. Bragg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the revision throughout the document that shareholders "may not receive the full amount of [their] original investment upon exercise of [their] conversion rights." It is not clear if there is a possibility that they would receive their full investment if they convert. Please revise to clarify.

2.   We note your response to comment 12 of our letter dated April 13, 2007. We reissue the comment. Separate from the issue of registration under the Securities Act, we note that, inconsistent with the disclosure on page 67,

section 2.3 of the underwriter's purchase option appears to condition its exercise on an effective registration statement.

Summary

3.　We note the statement on page 11 that you increased the threshold "to reduce the risk of a small group of stockholders exercising undue influence on the approval process." Please revise to disclose the basis for your belief that there is any such risk. For example, it is unclear why you believe a group of investors may acquire 20% or more of your shares and later vote to exercise conversion rights. Also, it is unclear what you mean by "undue influence." It appears that an investor or group of investors may exercise voting rights on a pro rata basis notwithstanding the number of shares held. If the primary reason for the increase in the threshold is to make it easier to consummate a business combination, revise to so state.

Risk Factors

4.　We note your response to prior comment one. Please revise the heading of the last risk factor on page 23 to reflect that the per share liquidation amount could be significantly less than $7.88.

Use of Proceeds, page 57

5.　We note the revised disclosure on page 60 in response to comment four of our letter dated April 13, 2007. Please revise to disclose the basis for your belief that the expenses related to the offering, search of a target, and negotiations will not exceed the funds you have set aside.

6.　We note the additional disclosure on pages 58 and 60 regarding monthly fees of $8,000 to an unaffiliated lessor. Please revise to identify the unaffiliated lessor, clarify if the fee is only for office space, and file the lease agreement. Also, clarify why you would need to pay the fee for 38 months instead of the earlier of the consummation of a business combination or 24 months.

7.　We also note that the previous office space agreement with Vanderbilt included "administrative services including office space, utilities and secretarial support." Please revise to clarify whether Vantage still anticipates requiring such services in addition to the $8,000 monthly lease, and explain the source and anticipated costs of such services.

Management and Board Expertise, page 69

8.　We note your revised disclosure on pages 69 and 70 in response to prior comment six. We also note that the transaction examples are from 1997 to

2001. Please revise to disclose relevant management and board experience, within the last five years, regarding transactions of the size contemplated by the registration statement. If management has had no such experience within the last five years, please revise to so state. Consider revising the heading to refer to board 'experience.'

9.   We note your response to prior comment nine and the statement on page 99 that you are not precluded from acquiring a company in which your officers and directors have made an investment. We note that section 4(p) of the underwriting agreement appears to preclude the company from consummating a business combination with any entity that is affiliated with an initial stockholder. Please revise to clarify the extent to which the underwriting agreement limits your ability to consummate a business combination with an entity in which your officers and directors have made an investment. Clarify what constitutes an affiliation under the underwriting agreement.

10.   We note your response to prior comment eight and the added disclosure that Pride International's timeline for making a decision will likely end prior to the effective date of the registration statement. Please revise to address the extent to which Vantage would pursue the Latin America Pride opportunity assuming there are no timing conflicts. With a view to disclosure, describe for us any discussions internally or externally by Vantage management or directors regarding the possibility of, or efforts toward, transferring Mr. Estrada's consideration and negotiations to Vantage. Advise us of the dates, participants and subject matter of any such conversations.

11.   We note the statement on page 100 that Mr. Estrada's actions with respect to the potential Latin America Pride acquisition were taken in his capacity as a private investor. Your response to the previous comment should address conversations and activities of management and board members regardless of the capacity in which the participants engage in them.

12.   You state on page 100 that you do not believe that Mr. Estrada's dealings have resulted in a definitive agreement or letter of intent. With a view to disclosure, please advise us of the approximate value or range of values associated with the Latin America Pride acquisition and tell us what steps, if any, Mr. Estrada has taken to secure financing.

13.   Please revise the last full paragraph on page 99 to elaborate on the size and nature differences underlying the basis for your belief that there will be no conflicts between you and the relevant entities. For example, it is unclear if these entities' typical acquisitions are significantly larger or smaller than the one contemplated by the registration statement.

14.   We note the revised disclosure on page 99 and revised paragraph four of the letter agreements filed as Exhibits 10.4-10.9. Please revise the statement that directors' obligations are "subject to any pre-existing fiduciary or contractual obligation he has" to list the entities identified on Schedule Two of the exhibits, as applicable. To the extent a director's schedule states "none," please disclose that that director's obligation to Vantage is not subject to any pre-existing fiduciary or contractual obligations, or advise.

15.   We note that paragraph five of the letter agreements and section 1(t) of the underwriting agreement refer to the related party transaction with Vanderbilt, which has been deleted from the prospectus and apparently replaced with an $8,000 monthly lease. Please revise or advise.

16.   We note your response to prior comment nine and the statement in the carryover paragraph on pages 99-100 that there is no legal conflict with respect to possible acquisitions of companies in which your officers and directors have made a passive/minority investment. Please revise to distinguish this statement from your other disclosure, specifically the last bullet point on page 97, the third bullet point on page 98 and the first sentence of the first full paragraph on page 99. Those sections and other disclosure in the registration statement indicate that there may be a conflict if you acquire an entity in which your officers, directors, securityholders or affiliates have a direct or indirect pecuniary interest. It appears that the statement regarding no "legal" conflict is meant to disclose that you are not legally precluded from acquiring such an entity; however, the other disclosure goes to the existence of conflicts of interest. Please revise to more clearly distinguish between these two situations.

Financial Statements

General

17.   We note on page 58 that you have entered into a 38-month lease for office space for a monthly fee of $8,000. Please revise your financial statements to disclose this commitment.

Other Regulatory

18.   Please provide a current consent in any amendment and ensure your consent references the appropriate audit report date.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or James Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas Ellenoff
        Fax: (212) 370-7889